PMU News Release #03-14 TSX, AMEX Symbol PMU December 12, 2003

KINROSS FILES NOTICE OF INTENT TO SELL PACIFIC RIM SHARES

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports that it has received notification from Kinross Gold Corporation (“Kinross”) of their filing of an ‘intent to sell’ notice, which will allow Kinross the opportunity to sell all or a portion of their holdings in Pacific Rim. In order to avoid a potential conflict of interest, Kinross’ President and CEO Mr. Robert Buchan has today tendered his resignation from the board of directors of Pacific Rim Mining Corp., to be effective immediately.

Kinross currently owns 17,606,049 common shares of Pacific Rim, representing approximately 22% of the Company’s issued and outstanding shares. Kinross acquired its stake in Pacific Rim on April 11, 2002 as a result of the merger of Pacific Rim Mining Corp. and Dayton Mining Corporation, in which company Kinross had been a significant shareholder.

Kinross has informed Pacific Rim, and stipulated in its Form 45-102F3 filed with the applicable securities commissions and stock exchanges, that it intends to commence sales on or after December 16, 2003 through the facilities of the Toronto Stock Exchange, or through a private transaction. Kinross has further assured the Company that it will execute the sale in an orderly basis to avoid any adverse impact on the market for Pacific Rim common shares.

Pacific Rim thanks Mr. Buchan for his service to the Company’s board of directors.

About Pacific Rim Mining Corp.
Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its El Dorado and La Calera gold projects in El Salvador. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake, CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statement. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com